SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

LocatePLUS Holdings Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

539570 40 8
(CUSIP Number)

Henry E. Knoblock, III, Esq.
HITECHLAW GROUP LLC
1050 Winter Street, Suite 1000
Waltham, MA 02451
(781) 839-7215
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 539570 40 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-1743285 ALBANIAN CAPITAL ENTERPRISES, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000 (SEE ITEM 5)

	8.	SHARED VOTING POWER 1,444,562 (SEE ITEM 5)

	9.	SOLE DISPOSITIVE POWER 200,000 (SEE ITEM 5)

	10.	SHARED DISPOSITIVE POWER 0 (SEE ITEM 5)

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,562 (SEE ITEM 5)

	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)

	14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Calculated based upon 18,748,450, shares of Common Stock of the Issuer outstanding as of July 31, 2008, as reported on the Issuer's Form 10-Q for the quarter ended July 31, 2008

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CUSIP NO. 539570 40 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian Williamson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 858,880 (SEE ITEM 5)

	8.	SHARED VOTING POWER 1,444,562 (SEE ITEM 5)

	9.	SOLE DISPOSITIVE POWER 858,880 (SEE ITEM 5)

	10.	SHARED DISPOSITIVE POWER 0 (SEE ITEM 5)

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,562 (SEE ITEM 5)

	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)

	14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Calculated based upon 18,748,450, shares of Common Stock of the Issuer outstanding as of July 31, 2008, as reported on the Issuer's Form 10-Q for the quarter ended July 31, 2008

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CUSIP NO. 539570 40 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Pyle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,128 (SEE ITEM 5)

	8.	SHARED VOTING POWER 1,444,562 (SEE ITEM 5)

	9.	SOLE DISPOSITIVE POWER 57,128 (SEE ITEM 5)

	10.	SHARED DISPOSITIVE POWER 0 (SEE ITEM 5)

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,562 (SEE ITEM 5)

	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)

	14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Calculated based upon 18,748,450, shares of Common Stock of the Issuer outstanding as of July 31, 2008, as reported on the Issuer's Form 10-Q for the quarter ended July 31, 2008

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CUSIP NO. 539570 40 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Pyle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,128 (SEE ITEM 5)

	8.	SHARED VOTING POWER 1,444,562 (SEE ITEM 5)

	9.	SOLE DISPOSITIVE POWER 57,128 (SEE ITEM 5)

	10.	SHARED DISPOSITIVE POWER 0 (SEE ITEM 5)

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,562 (SEE ITEM 5)

	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)

	14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Calculated based upon 18,748,450, shares of Common Stock of the Issuer outstanding as of July 31, 2008, as reported on the Issuer's Form 10-Q for the quarter ended July 31, 2008

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CUSIP NO. 539570 40 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George Isaac

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (SEE ITEM 5)

	8.	SHARED VOTING POWER 1,444,562 (SEE ITEM 5)

	9.	SOLE DISPOSITIVE POWER 0 (SEE ITEM 5)

	10.	SHARED DISPOSITIVE POWER 0 (SEE ITEM 5)

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,562 (SEE ITEM 5)

	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)

	14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Calculated based upon 18,748,450, shares of Common Stock of the Issuer outstanding as of July 31, 2008, as reported on the Issuer's Form 10-Q for the quarter ended July 31, 2008

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CUSIP NO. 539570 40 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Russo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 328, 500 (SEE ITEM 5)

	8.	SHARED VOTING POWER 1,444,562 (SEE ITEM 5)

	9.	SOLE DISPOSITIVE POWER 328, 500 (SEE ITEM 5)

	10.	SHARED DISPOSITIVE POWER 0 (SEE ITEM 5)

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,562 (SEE ITEM 5)

	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)

	14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Calculated based upon 18,748,450, shares of Common Stock of the Issuer outstanding as of July 31, 2008, as reported on the Issuer's Form 10-Q for the quarter ended July 31, 2008

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CUSIP NO. 539570 40 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Murphy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [X]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (SEE ITEM 5)

	8.	SHARED VOTING POWER 1,444,562 (SEE ITEM 5)

	9.	SOLE DISPOSITIVE POWER 0 (SEE ITEM 5)

	10.	SHARED DISPOSITIVE POWER 0 (SEE ITEM 5)

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,562 (SEE ITEM 5)

	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)

	14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Calculated based upon 18,748,450, shares of Common Stock of the Issuer outstanding as of July 31, 2008, as reported on the Issuer's Form 10-Q for the quarter ended July 31, 2008

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Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Shares") of LocatePlus Holdings Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 100 Cummings Center, Suite 235M, Beverly, Massachusetts.

Item 2.	Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):.  Albanian Capital Enterprises, Christain T. Williamson, David Russo, Richard L. Pyle, George Isaac and Patrick Murphy collectively referred to as the "Reporting Persons."

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

The Reporting Persons plan to bring the following proposals to a vote at the Company's 2008 Annual Meeting of Stockholders and have filed a preliminary proxy statement and form of proxy. The text of the proposals are as follows:

      (1) To elect to the Board of Directors of LocatePLUS (the "Board") the following slate of candidates: Christian Williamson, Ph.D, Richard L. Pyle, Ph.D, George J. Isaac, CPA, , Patrick F. Murphy J.D., David A. Russo (the "ACE Nominees"), who have consented, if elected, to serve as directors;

      (2) To vote AGAINST LocatePLUS's proposal to amend the Corporation's Second Amended and Restates Certificate of Incorporation to increase the number of authorized shares of the Corporation's Common Stock from 25,000,000 shares to 100,000,000 shares; and

(3) To transact such other business as may properly come before the meeting.


The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

	(a)	As of the date hereof, the Reporting Persons may beneficially own an aggregate of 1,444,562 shares of Common Stock, or approximately 7.9% of the Common Stock outstanding.

As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-Q filed on August 15, 2008, , that as of July 31, 2008, the Company had 18,748,450 shares of Common Stock outstanding:

Reporting Person	Number of Shares/% Beneficially owned

Albanian Capital Enterprises	200,000(1.1%)

Christian T. Williamson	858,880(4.5%)

George Isaac	0

David Russo	328, 500(1.9%)

Richard L. Pyle	57,182(.3%)
1,444,562(7.9%)

(b)

By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

The dates of the transactions, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in Schedule B attached hereto.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Limited Power of Attorney, dated September 10, 2006, by and among the Reporting Persons.

Exhibit B	Joint Filing Agreement, dated September 11, 2008, by and among each of the Reporting Persons.

Schedule A	Additional Information Required by Item 2 of this Schedule 13D.

Schedule B	Transactions of Common Stock of the Issuer by the Reporting Persons in the past 60 days.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2008	Albanian Capital Enterprises, Inc.

	By:	/s/ Thomas Murphy

	Name:	Thomas Murphy
	Its:	President

	By:	/s/ Christian Williamson

	Name:	Christian Williamson

	By:	/s/ Richard Pyle

	Name:	Richard Pyle

	By:	/s/ George Isaac

	Name:	George Isaac

	By:	/s/ Patrick F. Murphy

	Name:	Patrick F. Murphy

	By:	/s/ David A. Russo

	Name:	David A. Russo

Exhibit A

LIMITED POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each of Albanian Capital Enterprises, Inc., Christian Williamson, Ph.D, Richard L. Pyle, Ph.D, George J. Isaac, CPA, David A Russo, Patrick F. Murphy J.D. (each a "Reporting Person" and collectively, the "Reporting Persons"), having a place of business at, hereby appoints each of Henry E. Knoblock, III as his or its true and lawful Attorney-in-Fact (each, an "Attorney-in-Fact"), to act for and on behalf of and in the name, place and stead of each Reporting Person to:

(i)

prepare, execute and file, for and on behalf of each Reporting Person any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing; and

(ii)

do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, each Reporting Person, it being understood that the documents executed by the Attorney-in-Fact on behalf of any Reporting Person pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms, conditions or information as the Attorney-in-Fact may approve in the Attorney-in-Fact's discretion.

      The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as each Reporting Person might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.

This Limited Power of Attorney will remain effective until revoked by a Reporting Person.

This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to any principles of conflicts of laws.


      IN WITNESS WHEREOF, each Reporting Person has caused his or its name to be hereto signed and these presents to be acknowledged by its duly elected and authorized officer this 10th day of September 2008.

Albann Albanian Capital Enterprises, Inc.

By:	/s/ Thomas Murphy

Name:	Thomas Murphy
Its:	President

/s/ Christian Williamson, Ph.D

Christian Williamson, Ph.D

/s/ Richard L. Pyle, Ph.D

Richard L. Pyle, Ph.D

By:	/s/ David A. Russo

David A. Russo

/s/ George J. Isaac, CPA

George J. Isaac, CPA

/s/ Patrick J Murphy

Patrick J Murphy

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Exhibit B

JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of LocatePLUS Holdings Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1834, as amended.

Albanian Capital Enterprises, Inc.

Dated: September 11, 2008	By:	/s/ Thomas Murphy

	Name:	Thomas Murphy
	Its:	President

	By:	/s/ Christian Williamson

	Name:	Christian Williamson

	By:	/s/ Richard Pyle

	Name:	Richard Pyle

	By:	/s/ George Isaac

	Name:	George Isaac

	By:	/s/ Patrick F. Murphy

	Name:	Patrick F. Murphy

	By:	/s/ David A. Russo

	Name:	David A. Russo

Schedule A

Reporting Person	Address	Occupation

Albanian Capital Enterprises, Inc.*	15275 Collier Blvd. Ste. #201/225 Naples, FL 34119	Investments

Christian T. Williamson#	2351 E.Calle Sin Controversia Tucson, AZ 85718	VP Marketing

David Russo#	11 Woodcreek Rd Barrington Hills, IL 60010	Real Estate Developer

Richard L. Pyle#	1000 Goodale St. West Boylston, MA 01583	Executive

George J. Isaac#	36 Whisper Drive Worcester, MA 01609	CPA

Patrick F. Murphy#	68 N. Main St. Ste. 101 Carver, MA 02330	Attorney

*Delaware Corporation #US Citizen

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Schedule B

Transactions of Common Stock of the Issuer by the Reporting Persons in the past 60 days.

Christian Williamson

Buy/Sell	Number of Shares	Date

Buy	157,350	7/21/08
Buy	83,150	7/23/08
Buy	105,380	7/24/08

David and Marla Russo

Buy/Sell	Number of Shares	Date

Buy	50,000	7/29/08
Buy	50,000	7/29/08
Buy	10,000	8/14/08

Sara Russo Living Trust FBO Steven Russo (David Russo)

Buy/Sell	Number of Shares	Date

Buy	25,000	7/29/08
Buy	25,000	8/04/08

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